NO ACT

10
12-31-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000188

February 21, 2013

David E. Schwartz
TECO Energy, Inc.
deschwartz@tecoenergy.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-21-13

Re: TECO Energy, Inc.
Incoming letter dated December 31, 2012

Dear Mr. Schwartz:

This is in response to your letter dated December 31, 2012 concerning the shareholder proposal submitted to TECO Energy by the New York State Common Retirement Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Patrick Doherty
State of New York
Office of the State Comptroller
pdoherty@osc.state.ny.us

February 21, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: TECO Energy, Inc.
Incoming letter dated December 31, 2012

The proposal requests a report on the conditions resulting from TECO Energy's mountaintop removal operations that could lead to environmental and public health harms and on feasible, effective measures to mitigate the harms associated with mountaintop removal mining.

There appears to be some basis for your view that TECO Energy may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, it appears that TECO Energy's public disclosures compare favorably with the guidelines of the proposal and that TECO Energy has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if TECO Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jessica Dickerson
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



David E. Schwartz
Vice President-Governance,
Associate General Counsel
and Corporate Secretary
702 North Franklin Street
Tampa, Florida 33602
Direct: (813) 228-1808
Fax: (813) 228-4811

December 31, 2012

Via e-mail to: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: TECO Energy, Inc. – 2013 Annual Meeting of Shareholders Omission of Shareholder Proposal of the State of New York Office of the State Comptroller, as Trustee of the New York State Common Retirement Fund

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, TECO Energy, Inc. (the "Company") may exclude the attached shareholder proposal and supporting statement (the "Proposal") submitted by the State of New York Office of the State Comptroller as Trustee of the New York State Common Retirement Fund (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments (the "Letter") to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we have submitted this Letter to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. Also in accordance with Rule 14a-8(j), we are simultaneously sending a copy of this Letter to the Proponent as notice of the Company's intent to omit the Proposal from the 2013 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

The text of the resolution contained in the Proposal is copied below:

Resolved, that Shareholders request that prior to the next annual board meeting, TECO Energy shall report to shareowners: (1) the conditions resulting from the company's mountaintop removal operations that could lead to environmental and public health harms and (2) feasible, effective measures to mitigate the harms associated with mountaintop removal mining. The report should be done at reasonable cost and omit proprietary information.

II. Basis for Exclusion

We believe that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has taken actions in response to the Proposal that substantially implement the Proposal. Specifically, in response to the Proposal, the Company developed a supplement to its Corporate Sustainability Report that is posted on the Company's website. The Company's Sustainability Report, including the supplement that was developed in response to the Proposal, is available at the following web address: http://www.tecoenergy.com/csr/environment/naturalresources/ and the portion of that website that is relevant to the Proposal is attached hereto as Exhibit B (the "Report"). Prior to posting the Report on the Company's website, the Company informed the Proponent of its intent to do so and provided the Proponent a substantially complete draft of the Report.

As described below, by including the Report on its website, the Company has substantially implemented the Proposal.

III. Analysis

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal

We believe that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has taken actions that substantially implement the Proposal. Specifically, the Report, which is posted on the Company's website, includes information on (1) the conditions resulting from the Company's mountaintop removal operations that could lead to environmental and public health harms and (2) feasible, effective measures to mitigate the harms associated with this type of mining.

A. Guidance Regarding the Meaning of "Substantially Implemented"

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010). For example, in *Duke Energy Corp.* (avail. Feb. 21, 2012), the Staff permitted exclusion of a proposal which requested that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions, noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that Duke Energy has, therefore, substantially implemented the proposal." *See also Exelon Corp.* (avail. Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines).

The Staff has also stated that a proposal which requests a report can be considered substantially implemented when the company has issued a report that addresses the essential objectives of the proposal. *See Exxon Mobil Corporation* (avail. Mar. 18, 2004) (concurring that the issuer had substantially implemented a proposal requesting the company report on how it is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions). In several no-action letters the Staff has permitted exclusion of a shareholder proposal requesting that the company's board prepare a report to shareholders on a particular topic, where the company was already addressing the topic through various reports and materials published on its website. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *Dow Chemical Company* (avail. Mar. 5, 2008); and *Johnson & Johnson* (avail. Feb. 22, 2008).

The Staff has permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the proposal's essential objective, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., MGM Resorts International* (avail. Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report).

B. The Company has Satisfactorily Addressed Both the Proposal's Underlying Concerns and its Essential Objective; thus, the Proposal has been Substantially Implemented

In the instant case, the Report substantially implements the Proposal under Rule 14a-8(i)(10) because, as described in more detail below, it fulfills the Proposal's essential objective of giving the Company's shareholders information on (1) the conditions resulting from the Company's mountaintop removal operations that could lead to environmental and public health harms and (2) feasible, effective measures to mitigate the harms associated with this type of mining.

First, the Proposal requests that the Company report to shareowners the conditions resulting from the company's mountaintop removal operations that could lead to environmental and public health harms. The Report satisfies this element of the Proposal by describing the environmental and public health risks associated with this type of mining. More specifically, the Report describes the following conditions resulting from mountaintop removal operations: disturbing surface rock and vegetation formation, temporary relocation or modification of surface water flows, and the use of heavy equipment during the mining process. The Report also includes information on the following environmental and public health harms that may result from these conditions: creation of dust, physical damage that might result from fly rock incidents, flash floods or earth slides, and discharge of leachate into local waterways.

Second, the Proposal requests that the Company report to shareowners feasible, effective measures to mitigate the harms associated with mountaintop removal mining. The Report satisfies this element of the Proposal by describing the programs the Company's subsidiaries has in place to avoid harm to employees and the communities it operates in and around, including information on its dust control activities, pre-blasting inspection program, reclamation plans, the use of settling ponds and related monitoring and treatment, environmental self-audits, and its training and incentive programs for safety and environmental issues and compliance.

As described above, the Company's public disclosures compare favorably with the requests included in the Proposal and satisfy its essential objective by providing shareholders with information on the environmental and public health harms that may result from mountaintop mining and on the Company's programs that mitigate such risks. The Staff has frequently concurred with the exclusion of proposals where the company had already published a report addressing the items requested in the proposal. *See, e.g., Alcoa Inc.* (avail. Feb. 3, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008).

In addition, as described above, because the Report was prepared in response to the Proposal, it directly addresses the requests contained in the Proposal and was specifically designed to satisfy the Proposal's essential objective. In that regard, no-action letter precedent indicates that when a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. *See, e.g., Allegheny Energy, Inc.* (avail. Feb. 20, 2008) (permitting exclusion on substantial implementation grounds of a proposal requesting that the compensation committee of the board of directors adopt a policy that a significant portion of future stock option grants to senior executives be performance-based, when the company had adopted such a policy in response to a nearly identical proposal submitted by the proponent previously).

Although, as described in Section A above, a company need not implement a proposal in exactly the manner set forth by the proponent, the Company did in fact, as requested in the Supporting Statement to the Proposal, in the requested review, consider the effects of changes to hydrology; toxic substances released to the air and water; leachate emanating from mine spoils; and physical hazards such as slides, flyrock and traffic accidents. In *Alcoa Inc.* (avail. Feb. 3, 2009), the Staff concurred that the company had substantially implemented the proposal, although Alcoa acknowledged "that its Climate Change Report, Sustainability Report and other global warming materials do not explicitly discuss the impact of Alcoa's actions on 'changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided,' as requested by the Proposal." Alcoa noted that "this request is stated in the Proposal only in suggestive terms, providing that Alcoa's report 'may' include discussions on these topics." Similarly, in the Proposal's Supporting Statement, the Proponent asked in the "requested review" that the Company "consider the effects" of the items listed above. As described above, the Company did consider the effects of these items in the requested review, and therefore satisfied this element of the request in the Proposal, even though it was merely stated in terms of considering those items and was included in the Supporting Statement rather than in the Resolution. In *MGM Resorts International* (avail. Feb. 28, 2012), the Staff permitted exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report, even though the sustainability report did not use the Governance Reporting Initiative Sustainability Guidelines or include all of the topics included in such Guidelines, although the proponent had recommended the use of such Guidelines in the supporting statement to its proposal.

C. The Company's Report is Distinguishable from Instances Where the Staff has Denied No-Action Relief On Grounds that the Proposal Was Not Substantially Implemented

Though there have been instances in which the Staff has denied no-action relief to companies claiming that a proposal requesting a report had been substantially implemented, those instances involved proposals that requested specific information that had not been provided. For example, in *Boston Properties* (avail. January 28, 2011), the proposal requested that the board issue a report to shareholders on the company's sustainability policies and performance, including multiple, objective statistical indicators. It further specified that the report should include the company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability. The report provided by the company in that case included information on environmental sustainability, but not social sustainability.

In contrast, the Company's Report, which has been made publicly available on the Company's website, contains information responsive to each requested item included in the Proposal, as described above. In addition, as described above, the Company considered the factors included in the Proposal's Supporting Statement, in the requested review. Therefore, the Report addresses all of the elements of the Proposal and, therefore, is distinguishable from instances in which no-action relief has been denied when requested reports did not include the specific information requested by the Proposal.

IV. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. If the Staff would like any additional information regarding this subject, or should it disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response.

Please feel free to contact me at (813) 228-1808, or Matthew J. Gardella of Edwards Wildman Palmer LLP at (617) 239-0789,reg arding this matter.

Sincerely,



David E. Schwartz

Enclosures
cc: State of New York Office of the State Comptroller



THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 13, 2012

Mr. David Schwartz
VP- Governance, Associate General Counsel,
and Corporate Secretary
TECO Energy, Inc.
702 N. Franklin St.
Tampa, Florida 33602

Dear Mr. Schwartz:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform TECO Energy of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of TECO Energy shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

Whereas, TECO Energy Inc., is engaged in the production of coal and operates mines employing mountaintop removal mining, and

A growing body of peer-reviewed scientific studies documents increases in disease among residents living in proximity to mountaintop removal mining. Peer-reviewed research also documents significant adverse impacts on the environment resulting from this mining technique.

Residents of regions where mountaintop removal mining is practiced have significantly higher mortality rates from cardiovascular disease compared to non-mining areas (Esch, Lara and Micheal Hendryx The Journal of Rural Health 27 (2011) 350-357). This effect increased in relation to increased levels of mountaintop removal mining.

A study of live births in counties affected by mountaintop removal mining found, after controlling for other risk factors, increased incidence of birth defects compared with non-mining areas or areas impacted by other forms of mining (Ahern, Melissa M., et al. Environmental Research (2011) doi:10.1016/j.envres.2011.05.019).

Residents of counties where mountaintop removal is practiced experience significantly more days of physical and mental illness, as well as more days of activity limitation and poorer self-rated health, when compared to other counties (Zullig, Keith J. and Micheal Hendryx. American Journal of Public Health Vol. 101 No. 5 (2011) 848-853).

A 2010 study found: declines in biodiversity in watersheds affected by mountaintop removal mining; unhealthy concentrations of pollutants in impacted waters; mine-derived toxic substances in affected domestic water supplies; and that efforts to restore impacted streams were not effective (Palmer, M.A., et al. "Mountaintop Mining Consequences" Science. Vol. 237, January 2010). The study concludes that current regulations are ineffective, and calls for a moratorium on permit issuance until new effective regulations

The harm documented in this research is a source of potential liability for the company. The scientific documentation of environmental and public health damage associated with mountain top removal mining has drawn increased regulatory attention. On January 13, 2011 the U.S Environmental Protection Agency (EPA) denied five valley fills at the Mingo Logan Spruce 1 mine, restricting mining operations at this site. In addition, the EPA issued strengthened guidance addressing mountaintop removal on July 21, 2011.

Resolved, that Shareholders request that prior to the next annual board meeting, TECO Energy shall report to shareowners: (1) the conditions resulting from the company's mountaintop removal operations that could lead to environmental and public health harms and (2) feasible, effective measures to mitigate the harms associated with mountaintop removal mining. The report should be done at reasonable cost and omit proprietary information.

Supporting Statement: We find the body of literature documenting the environmental and public health damage caused by mountaintop removal mining to be persuasive.

Continuation of this practice, without substantial changes to mitigate associated harms, poses unacceptable reputational, regulatory and liability risks to the company. In the requested review, the company should consider the effects of: changes to hydrology; toxic substances released to the air and water; leachate emanating from mine spoils; and physical hazards such as slides, flyrock and traffic accidents.


TECO
ENERGY

David E. Schwartz
Vice President – Governance,
Associate General Counsel &
Corporate Secretary
702 North Franklin Street
Tampa, Florida 33602
Direct: (813) 228-1808
Fax: (813) 228-4290

November 27, 2012

Via Overnight Delivery

State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue, 31st Floor
New York, New York 10017
Attn: Patrick Doherty

Dear Mr. Doherty:

I am writing in reference to the letter dated November 13, 2012 and attached shareholder proposal submitted to TECO Energy, Inc. (the "Corporation") by the Comptroller of the State of New York on behalf of the New York State Common Retirement Fund (the "Fund").

Pursuant to the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, in order for a shareholder to be eligible to submit a proposal for inclusion in a company's proxy statement, the shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. The shareholder also must continue to hold those securities through the date of the meeting.

We note that the Fund's submission letter includes a statement that the Fund intends to continue to hold at least $2,000 worth of TECO Energy shares through the date of the annual meeting; however, the Corporation has not received written verification that the Fund owns at least 1% or $2,000 of the Corporation's securities and that it has held these securities continually for over a year. Please provide written proof that the Fund meets these stock ownership requirements of Rule 14a-8(b) within fourteen calendar days of receipt of this letter. A letter from the Fund's broker confirming these facts would be acceptable written proof.

Please feel free to contact me if you have any questions regarding this matter.

Very truly yours,

David E. Schwartz

J.P.Morgan

Peter Gibson

Vice President
Client Service
Worldwide Securities Services

November 29, 2012

David E. Schwartz
Vice President – Governance
Associate General Counsel & Corporate Secretary
Teco Energy, Inc
702 North Franklin Street
Tampa, FL 33602

Dear Mr Schwartz,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of Teco Energy, Inc. continuously for at least one year as of November 13, 2012.

Please note, that J.P. Morgan Chase, as custodian, for the New York State Common Retirement Fund, held a total of 717,150 shares of common stock as of November 13, 2012 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (732) 623-3332

Regards,



Peter Gibson

cc: Patrick Doherty – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 623 0407 Facsimile: +1 212 623 0504 peter.gibson@jpmorgan.com
JPMorgan Chase Bank, N.A.

From: Schwartz, David E.
Sent: Friday, December 21, 2012 11:08 AM
To: 'pdoherty@osc.state.ny.us'
Cc: 'jstouffer@osc.state.ny.us'
Subject: TECO Shareholder Proposal

Messrs. Doherty and Stouffer:
As promised, I am providing a copy of the information for shareholders that we propose including in our Corporate Sustainability report. I relayed the points the three of us discussed over the phone with our team, and we believe that the attached document is responsive to the proposal and the direction provided by our Board's Governance Committee. As I mentioned, we hope to reach agreement with you on this proposal in order to avoid the step of seeking an SEC no-action letter later this month. As a result, we would appreciate a prompt reply.
If you would like to further discuss the matter, my direct line is (813) 228-1808.
Best regards,
David

EXHIBIT B
(Supplement prepared in response to Proposal begins on page 3 as indicated by the boxed text.)



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Natural Resources

Reclaiming and Restoring: A commitment to sustainability through land management

TECO Energy's commitment to sustainability includes creative land use and reclamation.

Critical to our success is our commitment to balance reliable service and products with protecting the lands where we operate. We know we must meet our customers' energy needs today without compromising the health and welfare of future generations. It is that ideal that drives us to minimize our impact on the environment and restore impacted areas to their original state.

We work within our company and with governmental and environmental entities to design our facilities to ensure sensitive environmental areas are protected while still providing the level of service our customers have come to expect and deserve. Our surrounding areas are home to a great variety of plants and animals. We monitor and assess our activities to assure compliance with environmental standards, train to avoid or deal with environmental emergencies or accidents quickly and responsibly and often go above and beyond what is required by law.

Restoring Coastal Marshes and Uplands

To actively enhance ecosystems within our service area takes more than environmental sensitivity. It takes creativity too. Newman Branch Creek is a signature project for Tampa Electric. There, we are restoring coastal marsh, mangrove forest, saltern habitat and coastal uplands south of the Manatee Viewing Center and Big Bend Power Station. The two-phase project started in 2006, with groups of students and community volunteers helping plant native grasses while learning about caring for Florida's coastal habitats. Tampa Electric has been working with a local environmental not-for-profit organization that put together the public funding for this unique public-private partnership to restore Tampa Bay coastal habitats on private lands. Tampa Electric has placed a conservation easement on the acreage to preserve the area, in effect, donating the land to the public for conservation.

Land Management

Tampa Electric conducts a Vegetation Management program as part of our commitment to providing our customers with safe and reliable electric service. As with most utilities, trees are among the leading causes of power outages on the Tampa Electric system. Trees in

Southeastern Electric Exchange honors Tampa Electric for transmission project

Tampa Electric's tallest poles carry transmission lines across the Alafia River in Hillsborough County, Florida, creating the longest span on the utility's system.



Click for larger image.

One of the biggest transmission projects in the careers of many Tampa Electric team members is among the best of 2011, according to the Southeastern Electric Exchange (SEE). SEE, a non-profit, non-political trade association of investor-owned electric utilities, named Tampa Electric the winner of its 2012 Industry Excellence Award in the Transmission Line category.

The project unfolded in multiple stages in the spring of 2011 in Hillsborough County, Florida. First, crews had to dismantle old transmission towers on Key West Island, which was slowly disappearing into the Alafia River. To replace the old towers, crews built 10 contact with electrical conductors can cause electrical outages, momentary interruptions, fires, personal property damage and even personal injury. Tampa Electric balances its commitment of reliable service with the health of the trees it must trim near power lines.

The National Arbor Day Foundation has certified Tampa Electric a Tree Line USA® utility for a fourth consecutive year for its efforts to protect the health of trees the company must trim near power lines. The Tree Line USA program is sponsored by The National Arbor Day Foundation in cooperation with the National Association of State Foresters. The program recognizes public and private utilities across the nation that follow practices to protect and enhance America's urban forests. To qualify for Tree Line USA status, a utility must exhibit quality tree-care practices, complete annual worker training and participate in tree planting and public education. The award is recognition that we are balancing our respect for the environment with managing our business to ensure that we provide reliable electric service.


TREE LINE USA.

In an effort to improve our right of way, our Line Clearance Department has begun a wildflower beautification program, seeding our rights of way with a native variety of coreopsis, Florida's state wildflower. Planting wildflowers in the company's rights of way grew from an experiment on the "Willow Oak to Wheeler to Davis" project, 30 miles of construction on a 230-kilovolt transmission line stretching from western Polk County to Temple Terrace, Florida, north of Tampa. Tampa Electric beautified a half-mile stretch, or about seven acres. Adding wildflowers saves mowing costs while making spaces that seem unremarkable more aesthetically pleasing. Our Manatee Viewing Center will showcase a wildflower "meadow" at the 50-acre facility in Apollo Beach, Florida.

When Peoples Gas installs new underground pipelines, it minimizes impacts to sensitive habitats, such as wetlands, by using directional boring. Boring a wetland, rather than trenching, avoids disrupting the habitat.

Reclamation & Reforestation

TECO Coal owns or leases about 295,000 acres in Kentucky, Tennessee and Virginia. As surface mining operations progress, every effort is made to backfill areas already mined. This method allows continuous mining and reclamation to coexist. Smaller surface areas are disturbed for underground mining operations, but may be unreclaimed longer for mine face-ups, stockpile areas, preparation plants, warehouses, offices, laboratories, etc., that remain disturbed until mining operations cease. Then, these areas are reclaimed.

To protect the environment, TECO Coal's goals are to reclaim and improve mined areas, and enhance wildlife habitat. TECO Coal has been a leader in the industry for reforesting mined lands. Because trees provide one of the most effective vehicles known for absorbing and storing carbon, the company's mining operations have planted more than 1.4 million trees, about 440,000 native hardwoods, on mined lands and abandoned mined lands.

TECO Coal has promoted the development of reforested mine lands as a viable reclamation technique. These efforts include a joint project between the University of Kentucky Forestry Department and TECO Coal's Premier Elkhorn Company. Future surface mining permits will include, as part of the post-mining land-use outline, a provision to recreate forest lands with hardwood trees.

TECO Coal was a founding member of the Appalachian Regional Reforestation Initiative (ARRI), formed to increase the use of trees on mined lands and to develop reforestation as an approved post-mine land-use classification.

taller poles, 220 feet each, on the north and south sides of the Alafia. The new transmission lines above the river span 1,621 feet – the longest in Tampa Electric's system on its tallest poles. The new towers are built on land, minimizing the impacts to the river.

TECO Coal Premier Elkhorn earns agency mining award


Click for larger image.

In October 2011, the Kentucky Department of Natural Resources presented its annual surface mine reclamation award to Premier Elkhorn Coal Company, a division of TECO Coal. The state gives the annual reclamation award to the company that demonstrates outstanding efforts in reclaiming surface mined land in a timely and innovative manner. The ceremony took place at the Raven Rock Golf Course, a residential golf community operated by TECO Coal, sits on land restored by the company.

Premier Elkhorn won the award for its work on its surface facility located in Pike and Letcher counties. Premier established a diverse and permanent vegetative cover on mined areas in accordance with regulatory requirements and the company's reclamation plan. Premier incorporated exfoliating bark species of trees to help protect the habitat of the Indiana Bat and provide cover for all types of wildlife.

TECO Coal and its affiliate companies have been honored by reforestation organizations and by the state of Kentucky and Virginia for exceptional reclamation efforts.

TECO Coal has brought local communities and mining companies together to assist with its reforestation. School children, environmental groups, local political leaders and TECO Coal have planted trees and charted and studied the growth of the new forests.

TECO Coal and the Environmental Research Institute of Eastern Kentucky University are investigating the impact of honey bee pollination on reforestation and reclamation mining sites. The University program also is looking at the benefits of sourwood, which makes one of the finest honeys in the United States, and only grows in the Appalachia area where TECO Coal mines.

Reforesting surface mines with sourwoods means that Appalachia can compete effectively in the honey market. Our goal is to support and enhance the health of honey bee colonies and determine the feasibility of colony development and the sale of bee products in local business and industries.

TECO Coal (through its subsidiaries) mines coal through many conventional methods, including underground mining utilizing room and pillar mining and surface mining utilizing conventional surface mining techniques and high-wall mining methodologies. Approximately two-thirds of TECO Coal's production is from underground mines with the remaining one-third from surface mines, which includes a small percentage of mountain top removal mining.

These activities are conducted under permits issues by the United States Department of Environmental Protection (EPA), United States Army Corp of Engineers (COE), the Commonwealth of Kentucky Department of Environmental Protection (KDEP), or the Virginia Department of Mines, Minerals and Energy (VDMME). The permits are issued pursuant to applicable state and Federal laws, including the Surface Mining Control and Reclamation Act of 1977 (SMCRA) as updated, and Section 404A, 401 and 402 of the Clean Water Act. The surface mine permits contain, among other conditions, allowable water discharges, ground control measures, valley fill requirements, blasting plans and reclamation requirements once mining is complete.

The production of coal by surface mining, which includes contour and mountain top removal mining, involves risks to health and safety of employees and the surrounding communities by virtue of the fact that it involves disturbing surface rock and vegetation formation, temporary relocation or modification of surface water flows, and the use of heavy equipment during the mining process. The information below contains a further description of these risks and the proactive measures TECO Coal takes to avoid harm to employees and the communities it operates in and around.

TECO Coal has always placed environmental stewardship as one of its highest priorities. Its environmental activities include the use of best mining management practices and an environmental self-audit program for all of its facilities and facilities operated on its behalf by third parties.

TECO Coal has extensive programs for dust control both during mining operations and in its coal transportation operations through water application, and chemical dust control agents used in conjunction with water applications, and through physical dust removal by sweeper trucks on the road utilized by its vehicles to mitigate the impact on the surrounding communities. In 2011 and 2012, TECO Coal spent almost $5 million annually on dust control for surface mining operations. TECO Coal limits potential exposure to physical damage that might result from fly rock incidents through carefully planned and permitted blasting operations and extensive pre-blasting inspection programs to minimize any impacts on the surrounding areas. TECO Coal minimizes potential dangers from flash floods or earth slides during mining operations by properly grading slopes, through the use of silt fences, diversion ditches, and vegetation windrowing and sediment ponds.

"Returning to reforest an already reclaimed site at your own expense speaks volumes about your commitment to the community," Campbell said. "As a result of your reclamation efforts, the area now functions as cropland, pastureland and fish and wildlife habitat."

Polk Power Station land "donation"

Innovative land use is best exemplified at Tampa Electric's Polk Power Station. When Tampa Electric began siting the station, it became a community focus. In the mid-1980s, the company assembled a blue-ribbon task force consisting of environmental, business and education leaders to help select the site for the much-needed plant. The plant now resides on the location the task force selected: 4,300 acres of former phosphate mining land in Polk County. Not all of the acreage was used for the power station. In 2011, the company donated 1,511 acres to the state of Florida, which will manage the property as a wildlife conservation area through the Florida Fish and Wildlife Conservation Commission.

Surface mining, as allowed by the designated permits, does temporarily impact local streams and watersheds; however, prior to mining, TECO Coal puts in place reclamation plans (approved by the appropriate regulatory bodies) that require that steps be taken to mitigate these impacts and, where geographically possible, essentially restore those streams and watersheds to their undisturbed conditions upon completion of mining; in all other instances, TECO Coal creates environmentally beneficial improvements elsewhere to enable it to meet its goal of "no net loss" of stream function and aquatic habitat as a result of operations. The reclamation plans require restoration of stream beds, replanting with native grasses and reforestation with native species. TECO Coal has been recognized as a leader in reclamation actions and has achieved 12 environmental and reclamation commendations or awards since 2000 (see attached list).

In the course of its surface mining activities, TECO Coal does deposit spoil materials in permitted disposal areas. In some cases, it is utilizing areas that were previously unreclaimed from prior mining by other companies. Upon completion of mining, these previously unreclaimed areas are reclaimed to current standards, thus improving the overall quality of these areas. In all cases, upon completion of mining, spoil disposal areas are reclaimed to current environmental standards.

If in the course of surface mining operations the contour of a mined area is disturbed, the reclamation plans require that the disturbed areas be restored to their original contours, native vegetation be reestablished and, if appropriate, the area be reforested with native species.

During active mining, TECO Coal limits the discharge of leachate from mine spoil areas through the use of settling ponds that are monitored, tested and treated if necessary to minimize any impact on local waterways and ensure compliance with permit limitations.

TECO Coal has implemented and is strongly committed to maintaining a comprehensive compliance program. Its programs are based on sound business practices to ensure compliance and to prevent and detect potential or actual violations of safety and environmental law, rules, regulations and permit requirements. TECO Coal regards this approach as being essential to providing effective safety and environmental management practices in order to foster company success. TECO Coal's programs are in place at all of its operating subsidiaries.

TECO Coal has extensive training programs for safety and environmental issues for all of its employees. In 2012, TECO Coal spent more than $2.0 million for safety and environmental compliance training in its surface mining operations alone. TECO Coal maintains a program called SAFE (Safety and Accountability for Everyone) which greatly enhances its safety and environmental activities. This program places a greater emphasis on training, communication, audit, incentives and accountability. The program fosters awareness of personal safety, accountability and environmental responsibilities for each employee. It is a partnership between the company's administration, operations and the team members that provides a better means of reducing both personal and environmental accidents. The ultimate goals are zero accidents and 100% environmental compliance. This program establishes TECO Coal as a leader in the industry as a concerned and innovative company that places safety and environmental compliance as one of its highest priorities. A component of the SAFE Program gives recognition and awards for the best operating units with a special presentation of the President's Award to the best unit within TECO Coal. In addition, under this program, take-home pay is impacted by safety and environmental compliance.

TECO Coal takes great pride in its safety and environmental records achieved over many years. Since 2000, TECO Coal has achieved 66 safety commendations or awards.

TECO Coal Environmental Awards

COMPANY	DATE	ISSUER	TYPE	JOB NO/NAME

TECO Coal	2002	Kentucky PRIDE (Personal Responsibility in a Desirable Environment)	PRIDE ENVI Award	Corporate
Premier	1997	Governor's Environmental Excellence Award		
Premier	1997	Kentucky Department for Surface Mining Reclamation & Enforcement	Reclamation Award	
Premier	1997	Kentucky Department for Surface Mining Reclamation & Enforcement		
Premier		(Commissioner's Award for Outstanding Reclamtion	Reclamation Award	Golf Course
Premier	2011	Kentucky Department of Natural Resources (Reforestation)	Reclamation Award	898-0400
Premier	2012	Kentucky Department of Natural Resources State Forestry	Reclamation Award	Job 35 (867-0390)
Clintwood	2008	Virginia Department of Mined Land & Reclamation Best AOC	Surface Mine	Bearwallow
Clintwood	2008	Virginia Coal Association Best Reforestation Reclamation	Surface Mine	Bearwallow
Clintwood	2010	Virginia Mining Association Best Post Mining Land Use		
Clintwood	2011	ARRI - Excellence in Regional Reforestation Reclamation Award	Surface Mine	Bearwallow
Clintwood	2011	ARRI - Escellence in Reforestation State of Virginia	Surface Mine	Cedar Branch
Clintwood	2012	Virginia Mining Association Excellence in Mining Reclamation	Surface Mine	Laurel Branch
Gatliff	1989	Governor's Conference on the Environment (London District)	Outstanding Reclamation Award	
Gatliff	1989	Governor's Conference on the Environment (Middlesboro District)	Outstanding Reclamation Award	
Gatliff	1990	Governor's Conference on the Environment (Middlesboro District)	Outstanding Reclamation Award	
Gatliff	1996	Kentucky Department for Surface Mining Reclamation & Enforcement	Reclamation Award	
Gatliff	1998	Office of Surface Mine Reclamation & Enforcement	Reclamation Award	Re-mining site
Gatliff	2000	Kentucky National Wild Turkey Federation (Wildlife Habitat)	Reclamation Award	

Gatliff	2001	Whitley County PRIDE (Personal Responsibility in a Desirable Environment)		Corporate Award
Gatliff	2006	Excellence in Reforstation Award (Appalachian Regional Reforestation Initiative)		
Gatliff	2007	Kentucky Department for Surface Mining Reclamation & Enforcement	Reclamation Award	
Gatliff	2008	Excellence in Reforstation Award (Appalachian Regional Reforestation Initiative)		Bell County

TECO Coal Safety Awards

COMPANY	DATE	ISSUER	TYPE	JOB NO/NAME
Perry Co	2007	National Sentinels of Safety	Preparation Plant	Davidson Branch
Premier	2001	Joseph A. Holmes Safety Award	Surface Mine	
Premier	2003	KDMM Hazard District Safest Award	Surface Mine	Job 31
Premier	2005	Joseph A. Holmes Safety Award	Surface Mine	Job 43
Premier	2005	Joseph A. Holmes Safety Award	Surface Mine	Job 45
Premier	2005	Joseph A. Holmes Safety Award	Surface Mine	Job 31
Premier	2005	OMSL Pikeville District Safest Award	Surface Mine	Job 31
Premier	2005	Joseph A. Holmes Safety Award	Underground Mine	PE 3
Premier	2006	Joseph A. Holmes Safety Award	Surface Mine	Job 40
Premier	2006	Joseph A. Holmes Safety Award	Preparation Plant	Burke Branch
Premier	2006	National Sentinels of Safety	Preparation Plant	Burke Branch
Premier	2006	Joseph A. Holmes Safety Award	Underground Mine	PE 4
Premier	2007	Joseph A. Holmes Safety Award	Surface Mine	Job 40
Premier	2007	Joseph A. Holmes Safety Award	Surface Mine	Job 42
Premier	2007	Joseph A. Holmes Safety Award	Surface Mine	Job 45
Premier	2007	Joseph A. Holmes Safety Award	Surface Mine	Job 49
Premier	2007	OMSL Pikeville District Safest Award	Surface Mine	Job 31

Premier	2008	Joseph A. Holmes Safety Award	Surface Mine	Job 40
Premier	2008	Joseph A. Holmes Safety Award	Surface Mine	Job 42
Premier	2008	Joseph A. Holmes Safety Award	Surface Mine	Job 52
Premier	2008	Joseph A. Holmes Safety Award	Surface Mine	PE Letcher County
Premier	2008	Joseph A. Holmes Safety Award	Underground Mine	PE 5
Premier	2009	Joseph A. Holmes Safety Award	Surface Mine	Job 52
Premier	2009	Joseph A. Holmes Safety Award	Surface Mine	Job 42
Premier	2009	Joseph A. Holmes Safety Award	Surface Mine	Job 45
Premier	2010	National Sentinels of Safety	Surface	Job 55
Premier	2010	National Sentinels of Safety	Preparation Plant	Burke Branch
Premier	2010	OMSL Pikeville District Safest Award	Surface Mine	Job 42
Clintwood	2007	Joseph A. Holmes Safety Award	Preparation Plant	CE II
Clintwood	2007	Sentinels of Safety Award	Surface Mine	Millers Creek
Clintwood	2007	Sentinels of Safety Award	Surface Mine	Island Creek
Clintwood	2007	Sentinels of Safety Award	Preparation Plant	CE II
Clintwood	2007	Joseph A. Holmes Safety Award	Preparation Plant	CE II
Clintwood	2008	Joseph A. Holmes Safety Award	Preparation Plant	CE III
Clintwood	2008	Joseph A. Holmes Safety Award	Surface Mine	Laurel Branch
Clintwood	2008	Virginia Safest Surface Mine	Surface Mine	Laurel Branch
Clintwood	2008	Sentinels of Safety Award	Preparation Plant	CE III
Clintwood	2008	Sentinels of Safety Award	Surface Mine	Millers Creek
Clintwood	2008	Sentinels of Safety Award	Surface Mine	Laurel Branch
Clintwood	2009	Joseph A. Holmes Safety Award (Small Surface)	Surface Mine	Bearwallow
Clintwood	2009	Joseph A. Holmes Safety Award	Preparation Plant	CE III
Clintwood	2010	Sentinels of Safety Award	Surface Mine	Laurel Branch
Clintwood	2010	Sentinels of Safety Award	Preparation Plant	CE II

Clintwood	2010	Sentinels of Safety Award	Surface Mine	Millers Creek
Clintwood	2011	TECO Safe Program (Large Surface)	Surface Mine	Laurel Branch
Clintwood	2012	Virginia Mine Safety Award (Large Surface) 2nd Place	Surface Mine	Laurel Branch
Clintwood	2012	Virginia Mine Safety Award (Small Surface) 6th Place	Surface Mine	Cedar Branch
Clintwood	2012	Virginia Miner Safety Award (Individual) No Lost Time		
Clintwood	2012	Certificate of Achievement - MSHA (Large Surface)	Surface Mine	Laurel Branch
Gatliff	2000	Joseph A. Holmes Safety Award	Preparation Plant	Gatliff
Gatliff	2000	Joseph A. Holmes Safety Award	Preparation Plant	Emlyn
Gatliff	2001	Joseph A. Holmes Safety Award	Preparation Plant	Emlyn
Gatliff	2001	Joseph A. Holmes Safety Award	Preparation Plant	Gatliff
Gatliff	2001	Joseph A. Holmes Safety Award	Surface Mine	White Oak
Gatliff	2002	Joseph A. Holmes Safety Award	Preparation Plant	Emlyn
Gatliff	2002	Joseph A. Holmes Safety Award	Preparation Plant	Gatliff
Gatliff	2002	Joseph A. Holmes Safety Award	Surface Mine	White Oak
Gatliff	2003	Joseph A. Holmes Safety Award	Surface Mine	White Oak
Gatliff	2003	Joseph A. Holmes Safety Award	Preparation Plant	Gatliff
Gatliff	2004	Joseph A. Holmes Safety Award	Surface Mine	Hance Ridge
Gatliff	2005	Joseph A. Holmes Safety Award	Surface Mine	Tanyard Hill
Gatliff	2006	Joseph A. Holmes Safety Award	Surface Mine	Tanyard Hill
Gatliff	2006	Surface Safety Award	Surface Mine	Gatliff #3
Gatliff	2007	OMSL Harlan District Safest Mine Award	Surface Mine	Tanyard Hill
Gatliff	2007	Joseph A. Holmes Safety Award	Surface Mine	Tanyard Hill
Gatliff	2008	Joseph A. Holmes Safety Award	Surface Mine	Sugarcamp
Gatliff	2008	Surface Safety Award	Surface Mine	Tanyard Hill

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